Exhibit 99.62

NEWS RELEASE

Aurinia To Present At The 34th Annual Cowen Health Care Conference

Victoria, BC, February 25, 2014 – Aurinia Pharmaceuticals Inc. (TSX-V:AUP) (“Aurinia” or the “Company”) today announced that Stephen Zaruby, its President and CEO, will present an overview of the Company and an update on the development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis at the 34th Annual Cowen Health Care Conference on Monday, March 3 at 3:30 p.m. Eastern Time. The conference will be held at the Boston Marriott Copley Place Hotel.

Mr. Zaruby’s presentation will be webcast live and archived for at least 90 days on the Company’s website at www.auriniapharma.com under the “Presentations” tab in the Investors section.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the ability of the company to conduct clinical trials and to obtain the necessary regulatory approvals for its products.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:

Stephen W. Zaruby

President & CEO

250-708-4293

szaruby@auriniapharma.com

Investor & Media Contact:

Stephen Kilmer

647-872-4849

stephen@kilmerlucas.com